



SUPPL

Michelle Caturay
Vice-President, Corporate Secretary
& Associate General Counsel
Corporate Secretary's Division

199 Bay Street
Commerce Court West, 44th Floor
Toronto, Ontario
Canada M5L 1A2

Tel. 416-980-3045
Fax. 416-980-7012
michelle.caturay@cibc.com

82-80103


PROCESSING
SECTION
RECEIVED
DEC 27 2006
161
SEC MAIL
WASH D.C.

December 7, 2006

Securities and Exchange Commission
450 Fifth Street N.W.
Washington, D.C.
20549 USA

Re: Annual Meeting and Record Dates

This is to advise that the Board of Directors of Canadian Imperial Bank of Commerce has set Thursday, March 1, 2007 as the date for the Annual Meeting of Shareholders (the "Meeting"). The Meeting will commence at 10:00 a.m. (Mountain Standard Time) and will be held at the Calgary TELUS Convention Centre, Calgary, Alberta, Canada.

Wednesday, January 10, 2007 has been set as the record date for the determination of shareholders entitled to receive notice of and to vote at the Meeting.

A certified copy of the Board's resolution in this regard is attached.

Sincerely,

Encl.

EXTRACT FROM THE MINUTES OF A MEETING OF THE BOARD OF DIRECTORS OF CANADIAN IMPERIAL BANK OF COMMERCE HELD ON DECEMBER 7, 2006

Annual Meeting of Shareholders

BE IT RESOLVED THAT:

(1) The Annual Meeting of Shareholders of Canadian Imperial Bank of Commerce be held at 10:00 a.m. on Thursday, March 1, 2007, at the Calgary TELUS Convention Centre, Calgary, Alberta; and

(2) Wednesday, January 10, 2007 is hereby fixed as the record date for the purpose of determining shareholders entitled to receive notice of the Annual Meeting to be held on March 1, 2007.

I HEREBY CERTIFY that the foregoing is a true and complete copy of a resolution passed by the Board of Directors of Canadian Imperial Bank of Commerce at a meeting held on December 7, 2006, and that such resolution is in full force and effect on the date hereof, unamended.

Dated at Toronto, Ontario this 7th day of December, 2006.



Valerie Pettipas
Assistant Corporate Secretary

END

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